UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events – Nasdaq Compliance Letter

On January 5, 2023, Bit Digital, Inc., a Cayman Islands company (Nasdaq: BTBT) (the “Company”), received a non-compliance letter from Nasdaq for its failure to maintain a minimum bid price of $1.00 per share for thirty (30) consecutive business days in accordance with Nasdaq Listing Rule 5550(a)(2).

On January 27, 2023, Nasdaq determined that the Company had regained compliance with the Rule and the matter was closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Bryan Bullett
Name:	Bryan Bullett
Title:	Chief Executive Officer

Date: January 27, 2023